

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

Victoria D. Harker
Chief Financial Officer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0910

> **Re: Gannett Co., Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-06961**

Dear Ms. Harker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 44

1. Reference is made to Footnote 5 to the table of contractual obligations. We note that you are unable to reasonably estimate future contributions to certain retirement plans beyond 2013 due to uncertainties regarding significant assumptions of future conditions. To facilitate our understanding of your presentation, please further explain how the total of other long-term liabilities was derived and how it relates to the disclosures in Footnotes 8 and 9. In your response, please specifically identify whether and how each of the individual pension and other post-retirement benefit plans have been included in the $488 million total.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief